   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1994
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              POPE & TALBOT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     94-0777139
           (STATE OF INCORPORATION)                (I.R.S. EMPLOYER IDENTIFICATION NO.)

                             1500 S.W. FIRST AVENUE
                             PORTLAND, OREGON 97201
                                 (503) 228-9161
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               CARLOS M. LAMADRID
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              POPE & TALBOT, INC.
                             1500 S.W. FIRST AVENUE
                             PORTLAND, OREGON 97201
                                 (503) 228-9161
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

            GEORGE D. TUTTLE, ESQ.                       DANIEL J. WINNIKE, ESQ.
          STEVEN J. TONSFELDT, ESQ.                     HOWARD, RICE, NEMEROVSKI,
         BROBECK, PHLEGER & HARRISON                 CANADY, ROBERTSON, FALK & RABKIN
               ONE MARKET PLAZA                         A PROFESSIONAL CORPORATION
              SPEAR STREET TOWER                         THREE EMBARCADERO CENTER
       SAN FRANCISCO, CALIFORNIA 94105             SAN FRANCISCO, CALIFORNIA 94111-4065
                (415) 442-0900                                (415) 434-1600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                                      MAXIMUM        AGGREGATE
TITLE OF EACH CLASS OF             AMOUNT TO BE    OFFERING PRICE     OFFERING       AMOUNT OF
  SECURITIES TO BE REGISTERED      REGISTERED(1)  PER SECURITY(2)     PRICE(2)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Common Stock, par value
  $1.00 per share................ 1,538,551 Shares      $26.42      $40,648,518       $14,017
- --------------------------------------------------------------------------------------------------

(1) Maximum number of shares issuable upon conversion of a maximum of $39,910,000 outstanding aggregate principal amount of the Company's 6% Convertible Subordinated Debentures Due March 1, 2012.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS

                                1,538,551 SHARES

                              POPE & TALBOT, INC.

                                  COMMON STOCK

     This Prospectus covers the issuance of a maximum of 1,538,551 shares of Common Stock, $1.00 par value ("Common Stock"), of Pope & Talbot, Inc. (the "Company") upon conversion of its outstanding 6% Convertible Subordinated Debentures Due March 1, 2012 (the "Debentures") or to Bear, Stearns & Co. Inc. (the "Purchaser") under the standby arrangements described below and the resale of any shares of Common Stock purchased by the Purchaser pursuant to such standby arrangements or acquired by the Purchaser upon conversion of Debentures as described below.

     On February 17, 1994, the Company called for the redemption on March 4, 1994 (the "Redemption Date") of the $39,910,000 outstanding aggregate principal amount of its Debentures at a redemption price of 101.8% of the principal amount plus accrued interest of $.50 from March 1, 1994 to the Redemption Date for each $1,000 principal amount of Debentures, making a total of $1,018.50 payable for each such $1,000 principal amount (the "Redemption Payment"). The right to convert the Debentures into shares of Common Stock expires at 5:00 p.m. New York time, on February 25, 1994 (the "Conversion Expiration Date"). Thereafter, no further conversion of Debentures may be made, and any Debentures not duly surrendered for conversion prior to the close of business on the Conversion Expiration Date or for redemption prior to the close of business on the Redemption Date shall become due and cease to accrue interest.

     The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures that are either (i) duly surrendered for redemption on or prior to the Redemption Date or (ii) not duly surrendered for conversion on or prior to the Conversion Expiration Date or for redemption on or prior to the Redemption Date. Such shares will be purchased by the Purchaser for an aggregate purchase price equal to the aggregate Redemption Payment for those Debentures. The proceeds will be used by the Company to redeem Debentures. The Purchaser also may purchase Debentures in the open market or otherwise prior to the Conversion Expiration Date and has agreed to surrender for conversion Debentures so purchased by it and any additional Debentures beneficially owned by it.

     Prior to and after the Redemption Date, the Purchaser may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchaser and to dealers at such prices less a selling concession to be determined by the Purchaser. Prior to the Conversion Expiration Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the New York Stock Exchange (the "NYSE") plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. Sales of Common Stock by the Purchasers may be made on the NYSE in block trades or in privately negotiated transactions. In effecting such transactions, the Purchaser may realize profits or losses independent of its compensation described under "Standby Arrangements." If the Purchaser purchases less than 123,000 shares from the Company on the Redemption Date, it will remit to the Company 50% of any net profits realized by it from sales of such shares. Offers of shares by the Purchaser will be subject to prior sale, to receipt and acceptance of shares by it, and to approval of certain legal matters by counsel. The Company has agreed to indemnify the Purchaser against, and to provide contribution with respect to certain liabilities, including liabilities under the Securities Act of 1933. See "Standby Arrangements."

     The Common Stock is listed on the NYSE and the Pacific Stock Exchange, and the Debentures are listed on the NYSE. On February 16, 1994, the last reported sale price of the Common Stock on the NYSE Composite Tape was $32 3/8 per share.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                            BEAR, STEARNS & CO. INC.
                            ------------------------

               The date of this Prospectus is February 17, 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND/OR THE DEBENTURES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK OR PACIFIC STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Pope & Talbot, Inc., including its subsidiaries ("Pope & Talbot" or the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can be inspected at the offices of the New York and Pacific Stock Exchanges on which certain of the Company's securities are listed.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992;

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993, and September 30, 1993;

     3. The Company's Current Report on Form 8-K filed on February 17, 1994; and

     4. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests should be directed to Pope & Talbot, Inc., 1500 S.W. First Avenue, Portland, Oregon 97201, Attention: Investor Relations Department, telephone (503) 228-9161.

                                  THE COMPANY

     Pope & Talbot is engaged principally in the wood products and pulp and paper businesses. The Company's wood products business involves the manufacture and sale of standardized and specialty lumber and the sale of wood chips. In its pulp and paper business, the Company manufactures and sells a full line of private label consumer tissue and disposable diaper products, and bleached kraft pulp for newsprint and writing paper. During 1993, wood products accounted for approximately 48% of the Company's revenues, consumer tissue accounted for 17%, diapers 27% and bleached kraft pulp 8%.

     The Company, a Delaware corporation, was originally incorporated as a California corporation in 1940. It is the successor to a partnership formed in San Francisco, California in 1849 that acquired its first timberlands and opened a lumber mill in the Seattle, Washington area in 1853.

     Since the mid-1980s, the Company has reduced its dependency on timber from the Pacific Northwest. The Company currently operates six sawmills with an estimated annual capacity of 785 million board feet, of which approximately 80% is located in British Columbia and the Black Hills region of South Dakota and Wyoming, including the Company's 225 board feet capacity sawmill in Castlegar, British Columbia which was acquired by the Company in 1992. The remaining 20% of the Company's capacity comes from the Company's sawmill in Port Gamble, Washington where environmental concerns have had a negative impact on the availability of timber.

     In order to expand and broaden its sources of revenue, the Company acquired its pulp, consumer tissue and disposable diaper businesses in the late 1970s and the 1980s. The Halsey, Oregon pulp mill produces bleached kraft pulp which is sold in the open market and to newsprint and writing paper manufacturers in the Pacific Northwest. The Company's private label tissue business manufactures towels, napkins, bathroom tissue and facial tissue from recycled paper at two mills in the U.S. Disposable diapers are produced by the Company at four mills in the U.S. The Company sells its tissue and diaper products under private labels to grocery chains, variety-discount chains and grocery wholesalers. Market prices in the Company's tissue and market pulp businesses have been weak in recent years and the Company expects this weak pricing to continue for the foreseeable future.

     The businesses in which the Company is engaged are extremely competitive, and a number of the Company's competitors are substantially larger than the Company with correspondingly greater resources. In particular, competition in the tissue products and disposable diaper markets is extremely strong, both in terms of price and product innovation.

     The Company's principal executive offices are located at 1500 S.W. First Avenue, Portland, Oregon 97201, and its telephone number is (503) 228-9161.

                           1993 RESULTS OF OPERATIONS

     Pope & Talbot reported a significant improvement in earnings in 1993 as compared with 1992 due to the strong performance of the Company's wood products and diaper businesses. Revenues in 1993 were $628.9 million compared with $544.3 million in the prior year, an increase of 15.5%. Operating profit was $36.4 million as compared to an operating loss of $2.5 million in the prior year, and net income was $21.0 million as compared to a net loss in 1992 of $2.3 million. The increase in revenues and profits was due in large part to the following factors: improved demand in housing construction and additional timber harvesting restrictions in the Pacific Northwest, both of which helped to increase lumber prices available to the Company by an average of approximately 34% during 1993; the full-year effect of the increase in the Company's lumber capacity from the 1992 acquisition of the sawmill in Castlegar, British Columbia; and operation of the Company's diaper plants at full capacity during the year due to strong demand. Revenue growth and profitability were, however, adversely impacted by continued weak pricing in the tissue and market pulp businesses, which continued to produce losses in 1993. Certain financial information regarding the Company's results of operations for 1993 and financial condition as of December 31, 1993 is set forth herein and in the Company's Current Report on Form 8-K filed on February 17, 1994, which is incorporated herein by reference. See "Selected Consolidated Financial Data."

     The Company's operating results have depended in the past, and will continue to depend, in part, on general economic conditions and markets for its products. No assurance can be given as to whether, or to what extent, the Company will incur losses in the future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1993 and as adjusted to give effect to the conversion of all of the Debentures into Common Stock. To the extent that any Debentures are redeemed for cash, the Company would recognize a loss on the extinguishment of the Debentures equal to the premium paid plus a pro rata portion of the unamortized debt issuance costs. In addition, paid-in capital will be adjusted for the fees paid to the Purchaser under the Standby Agreement and other expenses related to the transaction net of the Company's share of any profits realized on sales of shares of Common Stock purchased from the Company pursuant to the terms of the Standby Agreement.

                                                                          DECEMBER 31, 1993
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                           (IN THOUSANDS)
Long-term debt less current portion:
  6% convertible subordinated debentures due 2012..................  $ 40,000              --
  Industrial revenue bond..........................................     4,000        $  4,000
  8 3/8% debentures due 2013.......................................    75,000          75,000
  SELP note payable................................................    15,599          15,599
                                                                     --------     --------------
          Total long-term debt less current portion................   134,599          94,599
                                                                     --------     --------------
Stockholders' equity:
  Preferred Stock, $10 par value, 1,500,000 shares authorized, none
     issued........................................................        --              --
  Common Stock, $1 par value, 20,000,000 shares authorized,
     12,429,352 issued, 13,971,372 as adjusted to reflect
     conversion of Debentures(2)...................................    12,429          13,971
  Additional paid-in capital.......................................     3,370          40,474
  Retained earnings................................................   185,762         185,762
  Cumulative translation adjustments...............................    (4,578)         (4,578)
  Common Stock, held in treasury, at cost (713,554 shares).........   (12,662)        (12,662)
                                                                     --------     --------------
          Total stockholders' equity...............................   184,321         222,967
                                                                     --------     --------------
               Total capitalization................................  $318,920        $317,566
                                                                     --------     --------------
                                                                     --------     --------------

- ---------------
(1) Adjusted to reflect the conversion of the Debentures, the estimated fees paid to the Purchaser under the Standby Agreement, the unamortized debt issuance costs related to the Debentures, and other expenses related to the transaction.

(2) Excludes shares reserved for issuance under stock options granted under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following information has been derived from the Company's consolidated financial statements, which statements have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports incorporated by reference herein. Said reports include an explanatory paragraph regarding accounting changes. This financial data should be read in conjunction with the notes to the consolidated financial statements and other information contained in the documents incorporated herein by reference.

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1993       1992       1991       1990       1989
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA:
  Revenues..................................  $628,926   $544,345   $502,275   $562,493   $613,898
  Cost of sales.............................   554,172    509,821    475,780    501,845    520,225
  Selling, general and administrative.......    29,634     29,783     27,707     26,587     25,850
  Interest expense..........................     8,714      5,622      3,941      3,925      4,188
  Other gains (losses), net.................        --     (1,589)    (1,940)       867      5,555
                                              --------   --------   --------   --------   --------
  Income (loss) before income taxes and
     cumulative effect of accounting
     changes................................    36,406     (2,470)    (7,093)    31,003     69,190
  Income tax provision (benefit)............    14,831       (218)    (1,998)    11,174     25,553
                                              --------   --------   --------   --------   --------
  Income (loss) before cumulative effect of
     accounting changes.....................    21,575     (2,252)    (5,095)    19,829     43,637
  Cumulative effect of accounting
     changes(1).............................      (562)        --     (6,467)        --         --
                                              --------   --------   --------   --------   --------
          Net income (loss).................  $ 21,013   $ (2,252)  $(11,562)  $ 19,829   $ 43,637
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
COMMON SHARE DATA:
  Primary net income (loss) per common
     share:
     Income (loss) before cumulative effect
       of accounting changes................  $   1.85   $   (.19)  $   (.44)  $   1.70   $   3.70
     Cumulative effect of accounting
       changes..............................      (.05)        --       (.56)        --         --
                                              --------   --------   --------   --------   --------
  Primary earnings (loss) per share.........  $   1.80   $   (.19)  $  (1.00)  $   1.70   $   3.70
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Fully diluted net income (loss) per common
     share:
     Income (loss) before cumulative effect
       of accounting changes................  $   1.71   $   (.19)  $   (.44)  $   1.61   $   3.35
     Cumulative effect of accounting
       changes..............................      (.04)        --       (.56)        --         --
                                              --------   --------   --------   --------   --------
  Fully diluted earnings (loss) per share...  $   1.67   $   (.19)  $  (1.00)  $   1.61   $   3.35
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Weighted average primary shares
     outstanding............................    11,685     11,609     11,588     11,687     11,801
  Weighted average fully diluted shares
     outstanding............................    13,492     13,165     13,137     13,259     13,474
  Cash dividends............................  $    .76   $    .76   $    .76   $    .72   $    .60

                                                               AS OF DECEMBER 31,
                                              ----------------------------------------------------
                                                1993       1992       1991       1990       1989
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Current assets............................  $169,897   $138,288   $122,393   $131,612   $129,803
  Properties, net...........................   269,200    222,500    213,964    209,673    212,015
  Other assets..............................    16,724      8,893     10,626     12,655     13,657
                                              --------   --------   --------   --------   --------
          Total assets......................  $455,821   $369,681   $346,983   $353,940   $355,475
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Current liabilities.......................  $101,162   $ 79,668   $ 64,545   $ 49,389   $ 65,803
  Long-term obligations.....................    27,803     24,227     16,934      4,401      2,672
  Long-term debt............................   134,599     89,500     69,000     77,490     67,560
  Deferred income taxes.....................     7,936      3,892      9,896     16,132     20,146
  Stockholders' equity......................   184,321    172,394    186,608    206,528    199,294
                                              --------   --------   --------   --------   --------
          Total liabilities and
            stockholders' equity............  $455,821   $369,681   $346,983   $353,940   $355,475
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
  Book value per share(2)...................  $  15.73   $  14.85   $  16.09   $  17.83   $  16.91

- ---------------
(1) For the year ended December 31, 1993, cumulative effect of accounting changes consists of a charge of $2,326 for a change in the method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109 and a benefit of $1,764 (after related income tax provision of $1,168) for a change in the method of accounting for supplies inventories. For the year ended December 31, 1991, cumulative effect of accounting changes consists of a charge of $6,467 (after related income tax benefit of $3,474) for adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions."

(2) Excludes shares reserved for issuance under stock options granted under the Company's stock option plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York and Pacific Stock Exchanges and is quoted under the symbol "POP." The following table sets forth for the periods indicated the high and low sales prices per share as reported on the New York Stock Exchange Composite Tape and cash dividends paid per share.

                                                                 STOCK PRICE
                                                                -------------     DIVIDENDS
                                                                HIGH     LOW        PAID
                                                                ----     ----     ---------
    1992:
      First Quarter...........................................  $19 3/4  $15 1/4    $ .19
      Second Quarter..........................................  19 3/4   14 5/8       .19
      Third Quarter...........................................  15 7/8   13 5/8       .19
      Fourth Quarter..........................................  16 7/8   13 3/8       .19
    1993:
      First Quarter...........................................  $28 1/8   $16       $ .19
      Second Quarter..........................................  26 7/8   21 1/2       .19
      Third Quarter...........................................  25 1/2     20         .19
      Fourth Quarter..........................................  29 7/8   20 7/8       .19
    1994:
      First Quarter (through February 16, 1994)...............  $32 5/8  $28 1/8    $ .19

     On February 16, 1994, the last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $32 3/8.

     The Company's Board of Directors intends to continue its present policy of paying quarterly dividends. However, the amount and timing of future dividends will necessarily depend upon the earnings and financial requirements of the Company, restrictions in credit agreements and such other factors as the Board of Directors may deem relevant.

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the issuance of Common Stock upon conversion of Debentures by holders thereof. The net proceeds from the sale of any Common Stock to the Purchaser pursuant to the standby arrangements described herein will be used to effect redemption of any Debentures not tendered for conversion. Any additional proceeds from the sale of Common Stock pursuant to the standby arrangements described herein will be added to working capital and used for general business purposes.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 1,500,000 shares of Preferred Stock, $10.00 par value, and 20,000,000 shares of Common Stock, $1.00 par value. As of February 9, 1994, the Company had outstanding 11,785,039 shares of Common Stock. Such number of outstanding shares would be increased to 13,326,674 if all of the Debentures were to be converted into Common Stock. No shares of Preferred Stock were outstanding or reserved for issuance on such date.

     The following descriptions, which include a summary of certain provisions of the Company's Certificate of Incorporation, do not purport to be complete and are qualified in their entirety by reference to the Certificate of Incorporation.

COMMON STOCK

     Holders of Common Stock are entitled to cast one vote per share except that they are entitled to cumulate votes in the election of directors. The Board of Directors is divided into three classes, each consisting of three directors. Directors serve for three-year terms, and only one class of directors is elected each year. Holders of Common Stock are entitled to such dividends as the Board of Directors in its discretion may declare out of legally available funds, subject to any preference applicable to outstanding Preferred Stock. Holders of Common Stock are also entitled, in the event of liquidation, subject to any preference applicable to any outstanding shares of Preferred Stock, to receive pro rata all assets remaining available for distribution to stockholders. The Common Stock has no conversion rights, nor are there any preemptive, subscription, redemption or call provisions applicable to the Common Stock.

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Delaware Anti-Takeover Law and the Stockholders' Rights Agreement described below, may adversely affect attempts to acquire control of the Company. Business combinations involving the Company and beneficial owners of 15% or more of the Company's voting stock must be approved by holders of 85% or more of the total voting power of all outstanding shares entitled to vote in the election of directors, considered as one class, unless the Board of Directors has approved the business combination or certain minimum price and procedural requirements are met. Corporate action may be taken only at an annual or special meeting, but not by written consent of the stockholders in lieu of a meeting. Special meetings may be called only by the Board of Directors or by a committee of the Board authorized by the Board to do so. The Bylaws of the Company may be adopted, amended or repealed by the Board of Directors or by two-thirds of the Company's outstanding voting shares. Finally, the provisions described above which are contained in the Company's Certificate of Incorporation may be subject to repeal or amendment only upon the approval of two-thirds or more of the total voting power of the outstanding shares, except for the provision requiring an 85% stockholder vote to approve certain business combinations, which is subject to repeal or amendment only upon the approval of 85% or more of the total voting power of the outstanding shares.

     As of December 31, 1993, the Company had 1,398 holders of record of its Common Stock. The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

PREFERRED STOCK

     The authorized shares of Preferred Stock are issuable, without further stockholder approval, in one or more series as determined by the Board of Directors, with such voting rights, designations, powers, preferences, dividend rates, liquidation and conversion rights, and other qualifications, limitations and restrictions as are specified by the Board of Directors. The issuance of shares of Preferred Stock would necessarily create some preferences in favor of the holders of such shares over the holders of shares of Common Stock. Except as described in the next paragraph, there are no present plans to issue any shares of Preferred Stock.

     In connection with the adoption of the Stockholders' Rights Agreement described below, the Board of Directors authorized the issuance of 150,000 shares of Series A Junior Participating Preferred Stock ("Series A Preferred"). Each share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $35 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred will be entitled to receive a minimum preferential liquidation payment equal to $7,000 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred will have one hundred
(100) votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by certain antidilution provisions. The Series A Preferred is not redeemable.

     In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company not approved by the Board of Directors, it would be possible for the Board of Directors to authorize the issuance of one or more additional series of Preferred Stock having rights and preferences which might impede the success of the proposal.

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such stock may not engage in certain "Business Combinations" with the corporation for a period of three years after the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the Corporation's board of directors approved either the Business Combination or the transactions in which the stockholder became an Interested Stockholder; or (ii) the Business Combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Under Section 203, these restrictions will not apply to certain Business Combinations proposed by an Interested Stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, such as mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest in the corporation directly or indirectly owned by the Interested Stockholder, or transactions in which the Interested Stockholder receives certain other benefits.

     The provisions of Section 203 could delay or frustrate the removal of incumbent directors or a change of control of the Company. The provisions could also discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders.

STOCKHOLDERS' RIGHTS AGREEMENT

     In April 1988, the Company adopted a Rights Agreement pursuant to which one Preferred Share Purchase Right (a "Right") was distributed for each outstanding share of Common Stock. Each right entitles stockholders to buy one one-hundreth of a share of Series A Junior Participating Preferred Stock at an exercise price of $35 upon the occurrence of certain events. The Rights expire on April 24, 1998, unless earlier redeemed by the Company.

     The Rights become exercisable if a person acquires 20% or more of the Company's Common Stock or announces a tender offer that would result in such person owning 20% or more of the Company's Common Stock. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current market price, a number of shares of Common Stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights become exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.25 per Right at any time within ten days after a person has acquired 20% or more of the Common Stock.

      REDEMPTION OF THE DEBENTURES AND EXPIRATION OF CONVERSION PRIVILEGE

     The Company has elected to redeem and will redeem on March 4, 1994 all of its outstanding Debentures at a redemption price of $1,018.50 per $1,000 principal amount of Debentures, which includes a redemption premium of $18.00 and accrued interest from March 1, 1994 of $.50. Interest will cease to accrue on the Debentures on the Redemption Date. As alternatives to redemption, a holder of Debentures may either:

          (i) Convert the Debentures into shares of Common Stock of the Company ("Shares") at the conversion price of $25.94 per Share (or 38.55 Shares for each $1,000 principal amount of Debentures); or

          (ii) Sell the Debentures through brokers or otherwise.

     The conversion alternative to redemption will expire at 5:00 p.m., New York time, on February 25, 1994, and any Debentures not properly surrendered for conversion on or prior to such date will be redeemed by the Company as provided in the Debentures and the Indenture.

     As long as the market price per Share is greater than or equal to $26.42, holders of Debentures will receive, upon conversion, Shares (plus cash in lieu of fractional Shares) having a market value greater than the total amount of cash receivable upon redemption. The last reported sale price of the Shares on February 16, 1994 was $32.375. If the holder of a $1,000 principal amount of Debentures had converted the Debentures on February 16, 1994, such holder would have received Shares (including cash in lieu of fractional Shares) having a market value of $1,248.06.

     The next scheduled interest payment date is March 1, 1994, at which time an interest payment of $30 per $1,000 principal amount of Debentures will be paid to holders of record as of February 15, 1994, in respect of interest accrued from September 1, 1993 to and including February 28, 1994. Such interest payment will be made on March 1, 1994 to such holders of record regardless of whether such holders elect to convert their Debentures into Shares prior to such time.

     Chemical Trust Company of California has been appointed Paying and Conversion Agent in respect of the Debentures. In order either to convert your Debentures or to surrender your Debentures for redemption, you must deliver your Debenture Certificates to Chemical Trust Company of California, by mail or by hand, in accordance with the instructions in the Letter of Transmittal (including the Notice of Guaranteed Delivery described therein).

     Debenture holders who wish to convert, but whose Debenture Certificates are not available or who cannot deliver their Debenture Certificates and all other documents required by the Letter of Transmittal to the Paying and Conversion Agent prior to 5:00 p.m., New York time, on February 25, 1994, must elect to convert their Debentures according to the instructions for guaranteed delivery set forth in the Letter of Transmittal.

     Holders of Debentures will realize taxable gain or loss upon a redemption of the Debentures, but will generally not recognize gain or loss upon conversion. Holders of the Debentures should consult their tax advisors as to the federal, state and local tax treatment applicable to them upon conversion or redemption of the Debentures.

                              STANDBY ARRANGEMENTS

     The Company has entered into an agreement (the "Standby Agreement") with Bear, Stearns & Co. Inc. (the "Purchaser") pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures that are either (i) duly surrendered for redemption on or prior to the Redemption Date or (ii) not duly surrendered for conversion on or prior to the Conversion Expiration Date or for redemption on or prior to the Redemption Date. Such shares of Common Stock will be purchased by the Purchaser for an aggregate purchase price equal to the aggregate redemption payment to be made for those Debentures.

     The Purchaser may also purchase Debentures for its own account in the open market or otherwise on or prior to the Conversion Expiration Date and has agreed to surrender for conversion all Debentures so purchased by it and any additional Debentures beneficially owned by it.

     A maximum of 1,538,551 shares of Common Stock is subject to purchase under the Standby Agreement, which amount represents the number of shares of Common Stock issuable upon conversion of the $39,910,000 principal amount of Debentures outstanding as of February 16, 1994.

     Prior to and after the Redemption Date, the Purchaser may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchaser and to dealers at such prices less a selling concession to be determined by the Purchaser. Prior to the Conversion Expiration Date, each such price when set will not exceed the greater of the last sale or current asked price of Common Stock on the New York Stock Exchange plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. Sales of Common Stock by the Purchaser may be made on the New York Stock Exchange, in block trades or in privately negotiated transactions. In effecting such transactions, the Purchaser may realize profits or losses independent of its compensation described below. Offers of shares by the Purchaser will be subject to prior sale, to receipt and acceptance of shares by them, and to approval of certain legal matters by counsel.

     The Company has agreed to pay the Purchaser a standby fee of $400,000, plus an additional $1.00 per share for each share in excess of 77,000 shares purchased by the Purchaser pursuant to the Standby Agreement or acquired by the Purchaser upon conversion of Debentures purchased by it subsequent to the date hereof (collectively, the "Compensable Shares"). If the number of shares purchased by the Purchaser pursuant to the Standby Agreement is less than 123,000, the Purchaser will remit to the Company an amount equal to 50% of the net profits realized by it from sales of Compensable Shares (exclusive of shares as to which the Purchaser had established a short position prior to the Conversion Expiration Date). The Company has agreed to reimburse the Purchaser for its out-of-pocket expenses in connection with the transactions contemplated by the Standby Agreement and to indemnify the Purchaser against, and to provide contribution with respect to, certain liabilities under the Securities Act of 1933, as amended.

     Pursuant to the Standby Agreement, the Company has agreed that for a period of 90 days from the date hereof, without the prior written consent of the Purchaser, it will not, and will cause officers and directors to agree not to, publicly announce its intention to issue or sell, or issue, sell, offer or agree to sell or otherwise dispose of any shares of its capital stock (or securities convertible into or exchangeable for capital stock), other than the (i) sale of the shares offered hereby, (ii) issuance of shares upon the exercise of presently outstanding options and the sales of shares in "cashless exercises" of any such options, (iii) issuance of shares upon conversion of Debentures, or
(iv) the grant of options under the Company's employee benefit plans. Also, for a period of 90 days from the date hereof, the Company has agreed not to acquire, agree or commit to acquire or publicly announce its intention to acquire, directly or through any subsidiary, assets or securities of any other person, firm or corporation in a transaction or series of related transactions that would be material to the Company.

     The Purchaser has from time to time in recent years performed various investment banking and other financial advisory services for the Company for which it has received customary compensation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison, San Francisco, California. Certain matters will be passed upon for the Purchaser by Howard, Rice, Nemerovski, Canady, Robertson, Falk & Rabkin, a Professional Corporation, San Francisco, California. Mr. H.W. Budge, a retired partner and of counsel to Brobeck, Phleger & Harrison, is a director of the Company. Mr. Budge and certain other members of such firm own shares of the Company's Common Stock.

                                    EXPERTS

     The audited financial statements and schedules of Pope & Talbot incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon authority of said firm as experts in giving said reports. Reference should be made to said reports which contain an explanatory paragraph regarding accounting changes.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
1993 Results of Operations............     4
Capitalization........................     5
Selected Consolidated Financial
  Data................................     6
Price Range of Common Stock and
  Dividends...........................     8
Use of Proceeds.......................     8
Description of Capital Stock..........     9
Redemption of the Debentures and
  Expiration of Conversion
  Privilege...........................    11
Standby Arrangements..................    12
Legal Matters.........................    13
Experts...............................    13

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                              POPE & TALBOT, INC.

                                1,538,551 SHARES
                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                            BEAR, STEARNS & CO. INC.
                               FEBRUARY 17, 1994

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

    Registration fee..........................................................  $  14,000
    Printing and engraving expenses...........................................     15,000
    Legal expenses............................................................     75,000
    Accounting fees and expenses..............................................     10,000
    State Securities laws fees and expenses...................................      5,000
    Miscellaneous.............................................................     10,000
                                                                                ---------
         Total................................................................  $ 129,000
                                                                                ---------
                                                                                ---------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits a corporation to grant indemnification to directors, officers and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Act of 1933, as amended. Pursuant to the Bylaws of the Company, directors and officers of the Company are indemnified to the full extent permitted by law against all expenses (including attorneys' fees), judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or on behalf of the Company, on account of their service as an officer or director of the Company. The Bylaws further provide that the rights conferred under such Bylaws shall not be deemed exclusive of any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Restated Certificate of Incorporation of the Company precludes, with certain exceptions, the Company and its stockholders from recovering monetary damages from directors for business decisions that breach such directors' fiduciary duty.

     Reference is made to Section 9(b) of the form of Standby Agreement filed as an exhibit hereto pursuant to which the Purchaser may, under certain circumstances, indemnify the directors and officers of the Company. Directors and officers of the Company may also be indemnified in certain circumstances under the terms of other underwriting agreements entered into by the Company in connection with prior public offerings.

ITEM 16.  EXHIBITS.

 1.1   Form of Standby Agreement.
 5.1   Opinion of Brobeck, Phleger & Harrison.
20.1   Notice of Redemption.
20.2   Letter of Transmittal.
23.1   Consent of Arthur Andersen & Co.
23.2   Consent of Brobeck, Phleger & Harrison (included in the Opinion of Counsel filed as
       Exhibit 5.1 hereto).
24.1   Power of Attorney (included on page II-3 of this Registration Statement).

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon, on this 17th day of February, 1994.

                                          POPE & TALBOT, INC.

                                          By       /s/  PETER T. POPE
                                             Peter T. Pope
                                             President, Chief Executive Officer
                                             and Chairman of the Board

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

     That the undersigned officers and directors of Pope & Talbot, Inc., a Delaware corporation, do hereby constitute and appoint Peter T. Pope and Carlos
M. Lamadrid, and each of them, the lawful attorneys and agents or attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

               SIGNATURE                                TITLE                      DATE
- ----------------------------------------    ------------------------------  ------------------
                  /s/  PETER T.             President, Chief Executive      February 17, 1994
                   POPE                     Officer and Chairman of the
             Peter T. Pope                  Board
        /s/  ADOLPHUS ANDREWS, JR.          Director                        February 17, 1994
         Adolphus Andrews, Jr.
           /s/  HAMILTON W. BUDGE           Director                        February 17, 1994
           Hamilton W. Budge
               /s/  EDWARD COOLEY           Director                        February 17, 1994
             Edward Cooley
             /s/  CHARLES CROCKER           Director                        February 17, 1994
            Charles Crocker

               SIGNATURE                                TITLE                      DATE
- ----------------------------------------    ------------------------------  ------------------
            /s/  WARREN E. MCCAIN           Director                        February 17, 1994
            Warren E. McCain
     /s/  ROBERT STEVENS MILLER, JR.        Director                        February 17, 1994
       Robert Stevens Miller, Jr.
            /s/  HUGO G. L. POWELL          Director                        February 17, 1994
           Hugo G. L. Powell
           /s/  BROOKS WALKER, JR.          Director                        February 17, 1994
           Brooks Walker, Jr.
           /s/  CARLOS M. LAMADRID          Senior Vice President,          February 17, 1994
           Carlos M. Lamadrid               Secretary, Treasurer and Chief
                                            Financial Officer
            /s/  DENNIS E. BUNDAY           Financial Controller            February 17, 1994
            Dennis E. Bunday

                              POPE & TALBOT, INC.

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT                                   DESCRIPTION                                     PAGE
- -------     ------------------------------------------------------------------------  -------------
   1.1      Form of Standby Agreement.
   5.1      Opinion of Brobeck, Phleger & Harrison.
  20.1      Notice of Redemption.
  20.2      Letter of Transmittal.
  23.1      Consent of Arthur Andersen & Co.
  23.2      Consent of Brobeck, Phleger & Harrison (included in the Opinion of
            Counsel filed as Exhibit 5.1 hereto).
  24.1      Power of Attorney (included on page II-3 of this Registration
            Statement).